09056845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC File Number |
|---|
| 8-50140 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning **January 1, 2008** and ending **December 31, 2008**

## A. REGISTRANT INFORMATION

| Official Use Only |
|---|
| Firm ID No. |

NAME OF BROKER-DEALER:
Loop Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
200 West Jackson Blvd., Suite 1600
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Albert R. Grace, Jr. (312) 913-4905
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

| FOR OFFICAL USE ONLY |
|---|
| |

SEC Mail Processing Section
MAR 02 2009
Washington DC
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, **Albert R. Grace, Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Loop Capital Markets, LLC as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President

Title

"OFFICIAL SEAL"
Wanda D. White
Notary Public, State of Illinois
My Commission Expires March 30, 2009

Wanda D. White

Notary Public

This Report* contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

# LOOP CAPITAL MARKETS, LLC

Chicago, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2008 and 2007

**(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)**

# LOOP CAPITAL MARKETS, LLC

TABLE OF CONTENTS

Virchow Krause & company

# INDEPENDENT AUDITORS' REPORT

The Members of
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 24, 2009



**Virchow, Krause & Company, LLP**
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

# LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

### *ASSETS*

| | 2008 | 2007 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 10,618,028 | $ 12,250,965 |
| Deposits with clearing organization | 631,052 | 129,945 |
| Due from clearing organization | - | 1,644,639 |
| Underwriting receivables | 2,259,962 | 1,622,427 |
| Fees and commissions receivable | 1,916,203 | 771,672 |
| Securities owned | 8,174,305 | 781,492 |
| Prepaid expenses and other | 394,361 | 102,028 |
| Total Current Assets | 23,993,911 | 17,303,168 |
| **FURNITURE AND EQUIPMENT** | | |
| Equipment held under capital leases | 549,552 | 546,782 |
| Equipment | 763,164 | 737,904 |
| Furniture and fixtures | 1,038,594 | 1,038,594 |
| Total Furniture and Equipment | 2,351,310 | 2,323,280 |
| Less - accumulated depreciation and amortization | 2,017,500 | 1,727,718 |
| Net Furniture and Equipment | 333,810 | 595,562 |
| **OTHER ASSETS** | | |
| Non-depreciable assets | 47,073 | 47,073 |
| Total Other Assets | 47,073 | 47,073 |
| **TOTAL ASSETS** | $ 24,374,794 | $ 17,945,803 |

### *LIABILITIES AND MEMBERS' EQUITY*

| | 2008 | 2007 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Obligations under capital leases, current portion | $ 37,166 | $ 123,363 |
| Accounts payable | 602,344 | 2,212,290 |
| Accrued expenses | 7,454,424 | 6,396,098 |
| Accrued income taxes | 115,657 | 76,070 |
| Due to clearing organization | 3,031,020 | - |
| Total Current Liabilities | 11,240,611 | 8,807,821 |
| **LONG-TERM LIABILITIES** | | |
| Obligations under capital leases, net of current portion | 43,024 | 4,898 |
| Deferred rent | 201,844 | 103,061 |
| Total Liabilities | 11,485,479 | 8,915,780 |
| **SUBORDINATED BORROWINGS** | 2,500,000 | 2,500,000 |
| **MEMBERS' EQUITY** | 10,389,315 | 6,530,023 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 24,374,794 | $ 17,945,803 |

See notes to statements of financial condition.

## NOTE 1 - Nature of Operations

Loop Capital Markets, LLC (the "Company") is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are generally allocated in accordance with the respective members' ownership interests.

The Company is an introducing broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered broker on a fully disclosed basis.

The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities and, accordingly, is exempt from the provision of Rule 15c3-3 of the SEC.

The Company trades fixed income securities on a principal basis and provides equity brokerage and underwriting services, fixed income analytical services, financial advisory and mergers and acquisition services for institutional customers.

## NOTE 2 - Summary of Significant Accounting Policies

*Revenue Recognition*

Fixed income revenue and equity commissions are recorded on a trade date basis. Underwriting commissions are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed. Financial advisory fees, mergers and acquisition services and interest income are recorded when earned.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and money market accounts with maturities of three months or less at the date of acquisition. The carrying amount of such equivalents approximates their fair value due to the short term nature of these instruments.

*Cash Balance*

The Company maintains its cash balances primarily in area banks. In 2007, cash balances were insured up to $100,000 per bank by the Federal Deposit Insurance Corporation ("FDIC"). In 2008, cash balances are insured up to $250,000 per bank by the FDIC. The Company has cash balances on deposit December 31, 2008 and 2007 that exceeded the FDIC insured amounts by $14,868,888 and $12,425,440, respectively.

**NOTE 2 - Summary of Significant Accounting Policies** (cont.)

*Fair Value of Financial Instruments*

The Company's short-term financial instruments consist of the following: cash and cash equivalents, accounts receivable and accounts payable. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the years ended December 31, 2008 and 2007, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

*Securities Transactions*

Proprietary securities transactions in regular way trades are recorded on trade date, as if they had settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are carried at fair value which is the market value.

*Commissions*

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

*Furniture and Equipment*

Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Depreciation and amortization expense was $336,736 and $373,018 for the years ended December 31, 2008 and 2007, respectively.

*Impairment of Long-Lived Assets*

The Company reviews long lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

*Assets Held Under Capital Lease*

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight line method over the estimated useful lives of the assets and is included with depreciation expense.

## NOTE 2 - Summary of Significant Accounting Policies (cont.)

*Deferred Rent*

In accordance with Statement of Financial Accounting Standards (SFAS) No. 13, *Accounting For Leases*, rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement. As a result, recorded rent expense exceeded actual lease payments by $98,783 and $5,187 for the years ended December 31, 2008 and 2007, respectively.

*Income Tax*

As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes. Accordingly, the financial statements include a state and local tax provision.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassification*

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassification had no material effect on reported net income or members' equity.

## NOTE 3 - Fair Value of Financial Instruments

On January 1, 2008, the Company adopted SFAS No. 157, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to SFAS No. 157 and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company's financial assets that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

| | Level 1 | Level 2 | Level 3 | Total Carrying Value |
|---|---|---|---|---|
| Securities owned | $ 7,099,305 | $ 1,075,000 | $ - | $ 8,174,305 |

## NOTE 4 - Due to and From the Clearing Broker-Dealer

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2008, the Company had net amounts due to this clearing organization totaling $3,031,020. At December 31, 2007, the Company had net amounts due from this clearing organization totaling $1,644,639.

## NOTE 5 - Senior Revolving Line-of-Credit

The Company has a $100 million senior revolving line-of-credit agreement with Harris Trust and Savings Bank ("Harris"), due July 2009, with interest at a rate agreed upon by the Company and Harris from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement.

As of December 31, 2008 and 2007, the Company had no outstanding advances under this revolving line of credit agreement.

## NOTE 6 - Subordinated Revolving Line-of-Credit

The Company has a $5,000,000 subordinated revolving line-of-credit agreement with Harris, due April 2009, with interest equal to the lesser of the prime rate plus 2.25% or at an adjusted London InterBank Offered Rate ("LIBOR"), as defined in the agreement, plus 5.25%. The prime rate was 3.25% and 7.25% at December 31, 2008 and 2007, respectively, and the three-month LIBOR was 1.43% and 4.70% at December 31, 2008 and 2007, respectively. Under the terms of the agreement, the Company is subject to certain restrictive covenants, including minimum capital requirements, capital withdrawals, and maximum aggregate indebtedness.

The Company obtained FINRA approval that the borrowings under this agreement are available as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

The Company had outstanding advances under this line-of-credit of $2,500,000 as of December 31, 2008 and 2007.

## NOTE 7 - Capital Leases

The Company has entered into capital leases to finance the acquisition of certain furniture and equipment.

Future minimum lease payments due under capital lease obligations subsequent to December 31, 2008 are as follows:

| Year | Amount |
|---|---|
| 2009 | $ 37,176 |
| 2010 | 32,268 |
| 2011 | 10,756 |
| Total minimum lease payments | 80,200 |
| Less: amount representing interest | (10) |
| Present value of minimum lease payments | 80,190 |
| Less: current portion | (37,166) |
| Long-term portion | $ 43,024 |

## NOTE 8 - Employee Benefit Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2008 and 2007.

## NOTE 9 - Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 2020. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2008 for each of the next five years and in the aggregate are:

| Year | Amount |
|---|---|
| 2009 | $ 524,187 |
| 2010 | 543,146 |
| 2011 | 552,132 |
| 2012 | 542,421 |
| 2013 | 448,818 |
| Thereafter | 2,175,885 |
| Total | $ 4,786,589 |

Rent expense was $940,881 and $795,423 for the years ended December 31, 2008 and 2007, respectively.

## NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company's cash is primarily held by one major financial institution. Deposits held with this institution exceed the amount of federal insurance provided for such deposits. These deposits may be redeemed upon demand.

## NOTE 11 - Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the financial statements of the Company.

## NOTE 12 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the net capital rules of NASD, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2008 and 2007, the Company had adjusted net capital of $11,096,398 and $7,629,978, respectively, which was $10,532,486 and $7,035,295, respectively, in excess of its required net capital of $563,912 and $594,683, respectively. The Company's ratios of aggregate indebtedness to net capital were 0.76 to 1, and 1.17 to 1, respectively.